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                                                                    EXHIBIT 99.8

                                                  EFFECTIVE DATE: AUGUST 1, 2001


                          CREDENCE SYSTEMS CORPORATION
                        STOCK OPTION ASSUMPTION AGREEMENT

Dear (Name):

As you know, on August 1, 2001 (the "Closing Date") Credence Systems Corporation ("Credence") acquired Integrated Measurement Systems, Inc. ("IMS") (the "Acquisition"). In the Acquisition, each share of IMS common stock was exchanged for 0.9 of a share of Credence common stock (the "Exchange Ratio"). On the Closing Date you held one or more outstanding options to purchase shares of Integrated Measurement Systems, Inc. common stock granted to you under the Integrated Measurement Systems, Inc. ___________ Plan (the "Plan") and documented with a Stock Option Agreement(s) and/or Notice(s) of Grant of Stock Option (collectively, the "Option Agreement") issued to you under the Plan (the "IMS Options"). In accordance with the Acquisition, on the Closing Date Credence assumed all obligations of IMS under the IMS Options. This Agreement evidences the assumption of the IMS Options, including the necessary adjustments to the IMS Options required by the Acquisition.

Your IMS Options immediately before and after the Acquisition are as described in the information you received from E*Trade.

The post-Acquisition adjustments to your number of shares and exercise price are based on the Exchange Ratio and are intended to: (i) assure that the total spread of each assumed IMS Option (i.e., the difference between the aggregate fair market value and the aggregate exercise price) does not exceed the total spread that existed immediately prior to the Acquisition; (ii) to preserve, on a per share basis, the ratio of exercise price to fair market value that existed immediately prior to the Acquisition; and (iii) to the extent applicable and allowable by law, to retain incentive stock option ("ISO") status under the Federal tax laws.

Unless the context otherwise requires, any references in the Plan and the Option Agreement (i) to the "Company" or the "Corporation" means Credence, (ii) to "Stock," "Common Stock" or "Shares" means shares of Credence Stock, (iii) to the "Board of Directors" or the "Board" means the Board of Directors of Credence and
(iv) to the "Committee" means the Compensation Committee of the Credence Board of Directors. All references in the Option Agreement and the Plan relating to your status as an employee of IMS will now refer to your status as an employee of Credence or any present or future Credence subsidiary. To the extent the Option Agreement allowed you to deliver shares of IMS common stock as payment for the exercise price, shares of Credence common stock may be delivered in payment of the adjusted exercise price, and the period for which such shares were held as IMS Stock prior to the Acquisition will be taken into account.

The grant date, vesting commencement date, vesting schedule and the expiration date of your assumed IMS Options remain the same as set forth in your Option Agreement, but the number of

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                                                  EFFECTIVE DATE: AUGUST 1, 2001

shares subject to each vesting installment has been adjusted to reflect the Exchange Ratio. All other provisions which govern either the exercise or the termination of the assumed IMS Option remain the same as set forth in your Option Agreement, and the provisions of the Option Agreement (except as expressly modified by this Agreement and the Acquisition) will govern and control your rights under this Agreement to purchase shares of Credence Stock. However, to the extent an item is not explicitly provided for in your option documents, Credence policies will apply. Upon your termination of employment with Credence you will have the limited time period specified in your Option Agreement to exercise your assumed IMS Option to the extent vested and outstanding at the time, generally a 60 day period, after which time your IMS Options will expire and NOT be exercisable for Credence Stock.

To exercise your assumed IMS Option, you must deliver to Credence ____________.

Nothing in this Agreement or your Option Agreement interferes in any way with your rights and Credence's rights, which rights are expressly reserved, to terminate your employment at any time for any reason. Any future options, if any, you may receive from Credence will be governed by the terms of the Credence stock option plan, and such terms may be different from the terms of your assumed IMS Options, including, but not limited to, the time period in which you have to exercise vested options after your termination of employment.

Please sign and date this Agreement and return it promptly to the address listed above. If you have any questions regarding this Agreement or your assumed IMS Options, please contact ____________ at ______________.

                                                 CREDENCE SYSTEMS CORPORATION

                                                 By:

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                                                  EFFECTIVE DATE: AUGUST 1, 2001

                                 ACKNOWLEDGMENT

          The undersigned acknowledges receipt of the foregoing Stock Option Assumption Agreement and understands that all rights and liabilities with respect to each of his or her IMS Options hereby assumed by Credence are as set forth in the Option Agreement, the Plan, and such Stock Option Assumption Agreement.

DATED: __________________, 2001            ___________________________________
                                          (Name), OPTIONEE